Amendment No. 1 to the Amended and Restated Trust Indenture

Amendment to the Amended and Restated Trust Indenture dated November 25, 2003

This Amendment No. 1 to the Amended and Restated Trust Indenture (“Amendment No.1”) is made as of May 18, 2006 and amends the Amended and Restated Trust Indenture dated November 25, 2003 (the “Trust Indenture”) by and between LUC CHARTRAND, an individual resident in the City of Calgary, in the Province of Alberta and ENTERRA ENERGY CORP., a body corporate amalgamated under the laws of Alberta, with offices in the City of Calgary, in the Province of Alberta and OLYMPIA TRUST COMPANY, a trust company incorporated under the laws of Alberta, with offices in the City of Calgary, in the Province of Alberta (the "Trustee").

Pursuant to article 10 of the Trust Indenture, the Trust Indenture may only be amended by the Trustee with the consent of the Unitholders by Special Resolution.  On May 18, 2006, the Unitholders approved by Special Resolution the Indenture Amendment Resolution as more particularly outlined in the Information Circular – Proxy Statement of Enterra Energy Trust dated April 17th, 2006.  In accordance with article 10 and for good and valuable consideration, the sufficiency of which is hereby acknowledged, the Trust Indenture is hereby amended as set forth herein.

SECTION 1

AMENDMENT

Section 1

Article 8

Concerning the Trustee

Article 8.3(c)(ii) of the Trust Indenture is hereby amended by deleting paragraph 8.3(c)(ii) thereof and replacing it with the text set forth below:

“(ii)

any merger, amalgamation, arrangement, reorganization, recapitalization, business combination or similar transaction, as the case may be, of the Trust with any other person, except: (1) in conjunction with an internal reorganization as referred to in paragraph (i) above, or (2) where immediately following completion of such transaction, the holders (or Affiliates thereof) of equity interests in such other person (such holders being determined immediately prior to the entering into of such transaction) do not hold, directly or indirectly (on a fully diluted basis), more than 50% of, as applicable, (x) the issued and outstanding voting rights attributable to securities of the issuer which results from such transaction, or (y) the issued and outstanding Trust Units;”

SECTION 2

MISCELLANEOUS

Section 2.1

Entire Amendment No. 1

This Amendment No. 1 constitutes the entire agreement among the parties hereto with respect to the subject-matter hereof, and no party shall be liable or bound to the other in any manner except as specifically set forth herein.

Section 2.2

Titles and Subtitles

The titles and subtitles in this Amendment No. 1 are for convenience only and are not to be considered in construing this Amendment No. 1.

Section 2.3

Remainder of Trust Indenture

Except as expressly amended hereby, the Trust Indenture is in all respects ratified and confirmed and the terms thereof shall remain in full force and effect, except as expressly provided herein, and no waiver or modification of the terms or conditions thereof is intended or to be inferred.

Section 2.4

Governing Law

This Amendment No. 1 will be governed by and construed under the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as Alberta contracts.  The parties hereby irrevocably submit to the jurisdiction of the Courts of the Province of Alberta.

Section 2.5

Counterparts

This Amendment No. 1 may be executed in counterparts, each of which shall constitute an original and all of which when taken together, will constitute one agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of May 18, 2006.

Enterra Energy Corp. in its capacity as

Administrator of the Trust

By:  signed “E. Keith Conrad”

By:  signed “John Reader”

Olympia Trust Company, Trustee of the Trust

By:  signed “Dean Naugler”

By:  signed “Curtis Evans”